Diagnostic Imaging International Corp.

21 Rue Malta

Dollard des Ormeaux, Quebec, Canada H9B 2E6

January 30, 2007

Via Fax and Edgar

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC  20549

Attention: Mary Fraser, Esq.

Re:

Diagnostic Imaging International Corp.

SEC File No: 333-136436

Ladies and Gentlemen:

In connection with the Registration Statement on Form SB-2, File  No. 333-136436, of Diagnostic Imaging International Corp. (“Company”), the undersigned hereby requests acceleration of the effective date of said Registration Statement to 2:00 p.m. on January 31, 2007, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company acknowledges that:

(1)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)

if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)

the Company will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DIAGNOSTIC IMAGING INTERNATIONAL CORP.

By: _/S/ Richard Jagodnik______________________

      Richard Jagodnik,

      President